UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 10, 2023

INTEGRATED WELLNESS ACQUISITION CORP

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41131	98-1615488
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

148 N Main Street

Florida, NY 10921

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (845) 651-5039

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant	WEL.U	The New York Stock Exchange
Class A ordinary shares included as part of the units	WEL	The New York Stock Exchange
Redeemable warrants included as part of the units	WEL.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

 Item 1.01 Entry Into A Material Definitive Agreement.

Merger Agreement

This section describes the material provisions of the Merger Agreement (as defined below), but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1. Shareholders of Integrated Wellness Acquisition Corp. and other interested parties are urged to read the Merger Agreement in its entirety. Unless otherwise defined herein, the capitalized terms used below have the meanings given to them in the Merger Agreement.

General Terms and Effects; Merger Consideration

On February 10, 2023, Integrated Wellness Acquisition Corp., a Cayman Islands exempted company (“IWAC” or “Integrated Wellness”) entered into an Agreement and Plan of Merger (as it may be amended or supplemented from time to time, the “Merger Agreement”) with Refreshing USA, LLC, a Washington limited liability company (“Refreshing”), IWAC Holdings Inc., a Delaware corporation and wholly-owned subsidiary of IWAC (“Pubco”), IWAC Purchaser Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Purchaser Merger Sub”), Refreshing USA Merger Sub LLC, a Washington limited liability company and a wholly-owned subsidiary of Pubco (“Company Merger Sub” and together with Purchaser Merger Sub, the “Merger Subs”), IWH Sponsor LP, a Delaware limited partnership, as the representative from and after the Effective Time (as defined below) of the stockholders of Pubco (other than the Sellers and their successors and assignees) (the “Purchaser Representative”), and Ryan Wear, in the capacity as the representative of the equity holders of Refreshing (the “Sellers”) from and after the Effective Time (the “Seller Representative”) (all of the transactions contemplated by the Merger Agreement, including the issuances of securities thereunder, the “Business Combination” or the “Transactions”).

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) prior to the effective time of the Purchaser Merger (as defined below), IWAC will transfer by way of continuation out of the Cayman Islands and into the State of Delaware to re-domicile and become a Delaware corporation (the “Domestication”), (ii) following the Domestication, Purchaser Merger Sub will merge with and into IWAC, with IWAC continuing as the surviving entity and wholly-owned subsidiary of Pubco (the “Purchaser Merger”), in connection with which all of the existing securities of IWAC will be exchanged for rights to receive securities of Pubco as follows: (a) each share of IWAC common stock, par value $0.0001 (“IWAC Common Stock”) outstanding immediately prior to the Effective Time shall automatically convert into one share of common stock, par value $0.0001, issued by Pubco (“Pubco Common Stock”) and (b) each whole IWAC public warrant and each IWAC private warrant shall automatically convert into one warrant to purchase shares of Pubco Common Stock (“Pubco Warrant”) on substantially the same terms and conditions; and (iii) Company Merger Sub will merge with and into Refreshing, with Refreshing continuing as the surviving entity and wholly-owned subsidiary of Pubco (the “Company Merger”, and together with the Purchaser Merger, the “Mergers”), pursuant to which all common interests of Refreshing (“Refreshing Units”) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the applicable portion of the Merger Consideration (as defined below).

Pursuant to the terms of the Merger Agreement, the consideration to be delivered to the holders of Refreshing Units (the “Sellers”) in connection with the Business Combination (the “Merger Consideration”) will be a number of newly-issued shares of Pubco Common Stock with an aggregate value equal to $160,000,000, subject to adjustments for Refreshing’s net working capital, closing debt (net of cash) and accrued but unpaid expenses related to the transactions contemplated by the Merger Agreement.

At or prior to the Closing, Pubco, the Seller Representative, the Purchaser Representative and Continental Stock Transfer & Trust Company or such other escrow agent mutually acceptable to IWAC and Refreshing (the “Escrow Agent”) will enter into an escrow agreement (the “Escrow Agreement”) pursuant to which, 15% of the Merger Consideration shall be held, along with any other dividends, distributions or other income on such Escrow Shares (other than regular ordinary dividends), in a segregated escrow account to cover any negative post-closing Merger Consideration adjustment and any indemnification claims made against the Sellers under the Merger Agreement.

In addition to the shares of Pubco Common Stock deliverable at the closing of the Business Combination (the “Closing”), the Sellers will have the contingent right to receive up to an additional shares 4,000,000 shares of Pubco Common Stock as earnout consideration after the Closing (the “Earnout Consideration” and such shares the “Earnout Shares”). The Earnout Consideration shall be issuable by Pubco to the Sellers (as of the Closing Date) if the following conditions occur: (i) 1,500,000 shares of Pubco Common Stock upon the achievement of an adjusted EBITDA target of $20 million (the “2023 Target”) during the 2023 calendar year, (ii) 1,500,000 additional shares of Pubco Common Stock upon the achievement of an adjusted EBITDA target of $30.0 million (the “2024 Target”) during the 2024 calendar year and (iii) 1,000,000 additional shares of Pubco Common Stock in the event that the volume weighted average price (the “VWAP”) of the shares of Pubco Common Stock equals or exceeds $50.00 per share for any twenty (20) out of any thirty (30) consecutive trading days during the five-year period after the Closing.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties by each of IWAC, Pubco, the Merger Subs and Refreshing as of the date of the Merger Agreement and as of the consummation of the transactions contemplated by the Merger Agreement (the “Closing”). Many of the representations and warranties are qualified by materiality or Material Adverse Effect. “Material Adverse Effect” as used in the Merger Agreement means with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, liabilities, results of operations, prospects or condition (financial or otherwise) of such person and its subsidiaries, taken as a whole, or (b) the ability of such person or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Merger Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations thereunder, in each case subject to certain customary exceptions. Certain of the representations are subject to specified exceptions and qualifications contained in the Merger Agreement or in information provided pursuant to certain disclosure schedules to the Merger Agreement.

No Survival

The representations and warranties of the parties contained in the Merger Agreement terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach, provided, that (i) fraud claims relating to Refreshing and the representations and warranties of Refreshing relating to organization and standing, authorization, binding agreement, capitalization, subsidiaries and finders and brokers shall each survive indefinitely and (ii) the representations and warranties of Refreshing relating to taxes and returns, intellectual property, benefit plans and environmental matters, shall each survive until sixty (60) days after the expiration of the applicable statute of limitations. except that fraud claims survive indefinitely and the covenants and agreements relevant to the Closing and any agreements or covenants which by their terms contemplate performance after the Closing. The covenants and agreements of the parties contained in the Merger Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.

Covenants of the Parties

Each party agreed in the Merger Agreement to use its commercially reasonable efforts to affect the Closing. The Merger Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Merger Agreement and the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms, as well as certain customary covenants, such as confidentiality and publicity that will continue after the termination of the Agreement.

The Merger Agreement and the consummation of the transactions contemplated thereby requires the approval of both IWAC’s shareholder and Refreshing’s members. In connection with the Mergers, IWAC and Pubco agreed to prepare, with the assistance, cooperation and best efforts of Refreshing, and file with the SEC a registration statement on Form S-4 (as amended, the “Registration Statement”) containing a proxy statement/prospectus registering the Pubco securities to be issued under the Merger Agreement to the holders of IWAC securities and the Sellers in the Mergers under the Securities Act of the 1933, as amended (the “Securities Act”), and soliciting proxies from IWAC shareholders for use at the Extraordinary General Meeting to approve the Merger Agreement and the transactions contemplated thereby and related matters (the “IWAC Shareholder Approval”). The prospectus/ proxy statement will also be used as an information statement by Refreshing in connection with the consideration and vote by its members on the Company Merger.

Each of the Parties also agreed not to solicit or enter into any alternative competing transactions during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Closing.

The Parties also agreed to take all necessary action so that the board of directors of Pubco following the Closing will consist of seven individuals, a majority of whom shall be independent directors in accordance with NYSE requirements. Two of the members of the board of directors will be designated by IWAC, each of whom will qualify as independent directors under the NYSE rules and five of the members of the board of directors will be designated by Refreshing, at least two of whom will qualify as independent directors under the NYSE rules

Conditions to Closing

The Merger Agreement contains conditions to Closing, including the following mutual conditions of the parties (unless waived): (i) approval of the shareholders of IWAC and the Sellers; (ii) consent, approval, waiver, authorization or permit of, or notice to or declaration or filing with any governmental authorities or any third party; (iii) expiration of the applicable waiting period under any antitrust laws; (iv) no law or order preventing or prohibiting the Mergers or the other transactions contemplated by the Merger Agreement; (v) no pending litigation to enjoin or restrict the consummation of the Closing; (vi) completion of the Domestication; (vii) the election or appointment of members to IWAC Holdings’ board of directors in accordance with the Merger Agreement; (viii) the registration statement of which the proxy statement/prospectus forms a part having been declared effective by the SEC; and (ix) the shares of Pubco Common Stock and the Pubco Warrants having been have been approved for listing on NYSE, subject to official notice of issuance.

In addition, unless waived by Refreshing, the obligations of Refreshing to consummate the Business Combination are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by IWAC of customary certificates and other Closing deliverables: (i) the representations and warranties of the IWAC Parties being true and correct as of the date of the Merger Agreement and the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (ii) the IWAC Parties having performed in all material respects all of their respective obligations and complied in all material respects with their respective covenants and agreements under the Merger Agreement required to be performed or complied with by them on or prior to the date of the Closing; (iii) the absence of any Material Adverse Effect with respect to IWAC since the date of the Merger Agreement which is continuing and uncured; and (iv) Pubco shall have amended and restated its certificate of incorporation in substantially the form attached as Annex D to the Merger Agreement.

Unless waived by IWAC, the obligations of the IWAC Parties to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Refreshing of customary certificates and other Closing deliverables: (i) the representations and warranties of Refreshing being true and correct as of the date of the Merger Agreement and the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (ii) Refreshing having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with or by it on or prior to the date of the Closing; (iii) the absence of any Material Adverse Effect with respect to the Target Companies, taken as a whole, since the date of the Merger Agreement which is continuing and uncured; (iv) each Non-Competition Agreement and each Lock-Up Agreement being in full force and effect in accordance with the terms thereof as of the Closing.

Termination

The Merger Agreement may be terminated at any time prior to the Closing by either IWAC or Refreshing if the Closing does not occur by July 31, 2023, or such other date as may be extended pursuant to the Merger Agreement.

The Merger Agreement may also be terminated under certain other customary and limited circumstances at any time prior the Closing, including, among other reasons: (i) by mutual written consent of IWAC and Refreshing; (ii) by written notice by either IWAC or Refreshing if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable; (iii) by written notice by Refreshing for IWAC’s uncured breach of the Merger Agreement, resulting in the failure of a representation, warranty, or covenant contained in the Merger Agreement (subject to Material Adverse Effect); (iv) by written notice by IWAC for the uncured breach of the Merger Agreement by Refreshing, resulting in the failure of a representation, warranty, or covenant contained in the Merger Agreement (subject to Material Adverse Effect); (v) by IWAC, if there shall have been a Material Adverse Effect on a Target Company following the date of Merger Agreement which is uncured and continuing; (vi) by either IWAC or Refreshing if IWAC holds its shareholder meeting to approve the Merger Agreement and the Transactions, and such approval is not obtained; and (vii) by either IWAC or Refreshing if Refreshing holds a meeting of the Sellers to approve the Merger Agreement and the Transactions, and such approval is not obtained.

If the Merger Agreement is terminated, all further obligations of the parties under the Merger Agreement (except for certain obligations related to public announcements, confidentiality, effect of termination, fees and expenses, trust fund waiver, and customary miscellaneous provisions) will terminate, no party to the Merger Agreement will have any further liability to any other party thereto except for liability for fraud or for willful breach of the Merger Agreement prior to termination.

 Trust Account Waiver

Refreshing and the Seller Representative agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in IWAC’s trust account held for its public shareholders, and have agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom).

Purchaser Representative and Seller Representative

IWH Sponsor LP is serving as the Purchaser Representative under the Merger Agreement, and in such capacity will represent the interests of Pubco’s shareholders after the Closing (other than the Sellers) with respect to certain matters under the Merger Agreement, including with respect to the determination of any post-Closing adjustments to the Merger Consideration and indemnification. Ryan Wear is serving as the Seller Representative under the Merger Agreement, and in such capacity will represent the interests of the Company Stockholders with respect to certain matters under the Merger Agreement, including with respect to the determination of any post-Closing adjustments to the Merger Consideration and indemnification.

Governing Law

The Merger Agreement is governed by Delaware law and, subject to the required arbitration provisions, the parties are subject to exclusive jurisdiction of federal and state courts located in New York County, State of New York (and any appellate courts thereof). Any disputes under the Merger Agreement, other than claims for injunctive or temporary equitable relief or enforcement of an arbitration award, will be subject to arbitration by the American Arbitration Association, to be held in New York County, State of New York.

A copy of the Merger Agreement is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the Merger Agreement and the Transactions are qualified in its entirety by reference thereto.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Merger Agreement has been filed with this Current Report on Form 8-K in order to provide investors with information regarding its terms. It is not intended to provide any other factual information about IWAC, Refreshing, or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the public disclosures of IWAC.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to or in connection with the Merger Agreement (the “Ancillary Agreements”),but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Ancillary Agreements, copies of each of which are attached hereto as exhibits. Shareholders and other interested parties are urged to read such Ancillary Agreements in their entirety.

Voting Agreements

Simultaneously with the execution and delivery of the Merger Agreement, IWAC and Refreshing have entered into Voting Agreements (collectively, the “Voting Agreements”) with certain Sellers required to approve the Transaction. Under the Voting Agreements, each Refreshing member party thereto agreed to vote all of such members’ Refreshing Units in favor of the Merger Agreement and the related transactions. The Refreshing members also agree to take certain other actions in support of the Merger Agreement and related transactions and refrain from taking actions that would adversely affect such Refreshing member’s ability to perform its obligations under the Voting Agreement. Each such Refreshing member also provided a proxy to IWAC to vote its Refreshing Units in accordance with the foregoing. The Voting Agreements prevent transfers of the Refreshing interests held by such Refreshing members party thereto between the date of the Voting Agreement and the date of Closing, except for certain permitted transfers where the recipient also agrees to comply with the Voting Agreement.

A copy of the form of Voting Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Voting Agreement is qualified in its entirety by reference thereto.

Lock-Up Agreements

Simultaneously with the execution and delivery of the Merger Agreement, certain members of Refreshing holding greater than 10% of outstanding Refreshing Units each entered into a Lock-Up Agreement with Pubco and the Purchaser Representative (collectively, the “Lock-Up Agreements”). Pursuant to the Lock-Up Agreements, each Refreshing party thereto agreed not to (A) with respect to Merger Consideration received other than the Earnout Shares, during the period commencing from the Closing and ending on the earlier of (x) one hundred eighty (180) days after the date of the Closing, and (y) the date after the Closing on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction with an unaffiliated third party and (B) with respect to the Earnout Shares, during the period commencing from the date the Earnout Shares are issued to the Holder and ending one hundred eighty (180) days after such date: (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any restricted securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such restricted securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of the restricted securities or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Lock-Up Agreement).

A copy of the form of Lock-Up Agreement is filed as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Lock-Up Agreement is qualified in its entirety by reference thereto.

Non-Competition Agreements

Simultaneously with the execution and delivery of the Merger Agreement, Ryan Wear, a co-founder of Refreshing, and certain other executive officers of Refreshing (each a “Refreshing Executive”), will each enter into a Non-Competition and Non-Solicitation Agreement in substantially the form attached to the Merger Agreement (each, a “Non-Competition Agreement”) in favor of Pubco, Refreshing and their respective present and future affiliates, successors and direct and indirect subsidiaries (collectively, the “Covered Parties”). Ryan Wear and Jeremy Briggs shall also have non-competition and non-solicitation obligations under their respective employment agreements to be effective as of the consummation of the Merger, as mentioned under “Executive Compensation of Refreshing.” Under each Non-Competition Agreement, for a period of two (2) years after the Closing (such period, the “Restricted Period”), the Refreshing Executive party thereto has agreed that he will not and will not permit his or her affiliates to, without Pubco’s’ prior written consent, directly or indirectly engage in the business of providing vending machines, coffee and water services to education, healthcare, business and industry, and sports, leisure and corrections clients. Under each Non- Competition Agreement, the Refreshing Executive party thereto and his affiliates will also be subject to certain non-solicitation and non-interference obligations during the Restricted Period with respect to the Covered Parties’ respective (i) employees, consultants and independent contractors, (ii) customers, and (iii) vendors, suppliers, distributors, agents or other service providers. Each Refreshing Executive will also be subject to non-disparagement provisions regarding the Covered Parties and confidentiality obligations with respect to the confidential information of the Covered Parties.

A copy of the form of Non-Competition and Non-Solicitation Agreement is filed as Exhibit 10.3 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Non-Competition and Non-Solicitation Agreement is qualified in its entirety by reference thereto.

Forward-Looking Statements

This Current Report on Form 8-K and the Exhibits hereto (“Report”) may contain, and certain oral statements made by representatives of Pubco and its respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended the (“Exchange Act”). Statements regarding Integrated Wellness and Refreshing’s expectations with respect to anticipated financial impacts of the proposed Transaction, the timing of the completion of the proposed Transaction, Refreshing’s projected financial and operational performance, new product offerings that Refreshing may introduce, and related matters, as well as all other statements other than statements of historical fact included in this Report, are forward-looking statements. When used in this Report, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions, as they relate to Integrated Wellness or Refreshing’s management team, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, Integrated Wellness’ and Refreshing’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in Integrated Wellness’ and Pubco’s filings with the Securities and Exchange Commission (“SEC”). Most of these factors are outside the control of Integrated Wellness and Pubco and are difficult to predict. In addition to factors disclosed in Integrated Wellness and Pubco’s filings with the SEC, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: the risk that the Transaction may not be completed in a timely manner or at all, which may adversely affect the price of the securities of Integrated Wellness; the risk that the Transaction may not be completed by Integrated Wellness’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Integrated Wellness; inability to meet the closing conditions to the Transaction, including the occurrence of any event, change, legal proceedings instituted against Refreshing or against Integrated Wellness related to the Merger Agreement or the management team, or other circumstances that could give rise to the termination of the Merger Agreement; the inability to complete the Transaction contemplated by the Merger Agreement due to the failure to obtain approval of Integrated Wellness’ shareholders and the receipt of certain governmental and regulatory approvals; changes in Pubco’s capital structure; redemptions exceeding a maximum threshold or the failure to maintain the listing of Integrated Wellness’ securities or failure of Pubco to meet The New York Stock Exchange’s initial listing standards in connection with the consummation of the contemplated Transaction; costs related to the Transaction contemplated by Merger Agreement and the failure to realize anticipated benefits of the Transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions; a delay or failure to realize the expected benefits from the proposed Transaction including Refreshing’s ability to effectively develop and successfully market new products, solutions and services, and to effectively address cost reductions and other changes in its industry; risks related to disruption of management’s time from ongoing business operations due to the proposed Transaction; changes in the markets in which Refreshing competes, including with respect to its competitive landscape, technology evolution or the impact of regulatory changes on solutions, services, labor matters, international economic, political, legal, compliance and business factors; developments and uncertainties in domestic and foreign trade policies and regulations, and other regulations which may cause contractions or affect growth rates and cyclicality of markets Refreshing serves; disruptions relating to war, terrorism, widespread protests and civil unrest, man-made and natural disasters, public health issues and other events; changes in domestic and global general economic conditions; risk that Refreshing may not be able to execute its growth strategies; security breaches or other disruptions of Refreshing information technology systems or violations of data privacy laws; risks related to the ongoing COVID-19 pandemic and response, including new variants of the virus; the pace of recovery in the markets in which Refreshing operates; global supply chain disruptions and potential staffing shortages at potential customers which may have a trickle-down effect on Refreshing; the risk that Refreshing may not be able to develop and maintain effective internal controls; changes in interest rates; increased competition and the ability to generate sufficient cash to fulfill obligations; loss of certain key officers; loss of continued relationships with customers or bus operators; and Pubco’s success at managing the foregoing items. The forward-looking statements are based upon management’s beliefs and assumptions; and other risks and uncertainties that are identified in the Form S-4 (as defined below) relating to the Transaction, including those under “Risk Factors” therein, and in other filings with the SEC made by Integrated Wellness or Pubco. Each of Integrated Wellness, Pubco and Refreshing undertake no obligation to update these statements for revisions or changes after the date of this Report except as required by law.

Additional Information and Where to Find It

In connection with the proposed Transaction, Pubco has filed a Registration Statement on Form S-4 (File No. 333-269769) (the “Form S-4”) with the SEC, which includes a preliminary prospectus with respect to its securities to be issued in connection with the Transaction and a preliminary proxy statement with respect to Integrated Wellness’ shareholder meeting at which Integrated Wellness’ shareholders will be asked to vote on the proposed Transaction. Each of Integrated Wellness, Pubco and Refreshing urge investors, shareholders, and other interested persons to read, when available, the Form S-4, including the proxy statement/prospectus, any amendments thereto, the definitive proxy statement/prospectus, and any other documents filed with the SEC, before making any voting or investment decision because these documents will contain important information about the proposed Transaction. After the Form S-4 has been filed and declared effective, Integrated Wellness will mail the definitive proxy statement/prospectus to shareholders of Integrated Wellness as of a record date to be established for voting on the Transaction. Integrated Wellness’ shareholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Integrated Wellness Acquisition Corp., 148 N Main Street, Florida, NY 10921; e-mail: investor@integratedwellnessholdings.com. These documents, once available, can also be obtained, without charge, at the SEC’s website www.sec.gov.

Participants in the Solicitation

Integrated Wellness, Pubco and their respective directors and officers may be deemed participants in the solicitation of proxies of Integrated Wellness’ shareholders in connection with the proposed Transaction. Security holders may obtain more detailed information regarding the names, affiliations, and interests of certain of Pubco and Integrated Wellness’ executive officers and directors in the solicitation by reading Pubco and Integrated Wellness’ filings with the SEC, including the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the Transaction when they become available. Information concerning the interests of Pubco and Integrated Wellness’ participants in the solicitation, which may, in some cases, be different from those of their shareholders generally, will be set forth in the proxy statement/prospectus relating to the Transaction when it becomes available. These documents can be obtained free of charge from the source indicated above.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Integrated Wellness in connection with the proposed Transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed Transaction will be included in the proxy statement/prospectus for the proposed Transaction.

No Offer or Solicitation

This Report and the exhibits hereto do not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with the proposed Transaction or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act, and Exchange Act, or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of February 10, 2023, by and among Integrated Wellness Acquisition Corp, Refreshing USA, LLC, IWAC Holdings Inc., IWAC Purchaser Merger Sub Inc., IWAC Company Merger Sub Inc., IWH Sponsor LP, in the capacity as the Purchaser Representative thereunder, and Ryan Wear, in the capacity as the Seller Representative thereunder

10.1	Form of Voting Agreement, dated as of February 10, 2023, by and among Integrated Wellness Acquisition Corp, Refreshing USA, LLC, and the Sellers thereto.

10.2	Form of Lock-Up Agreement, dated as of February 10, 2023, by and between Integrated Wellness Acquisition Corp, IWH Sponsor LP, in the capacity as the Purchaser Representative and the shareholder of Refreshing party thereto.

10.3	Form of Non-Competition and Non-Solicitation Agreement, dated as of February 10, 2023, by and among Integrated Wellness Acquisition Corp, Refreshing USA, LLC, IWH Sponsor LP and certain Refreshing executives party thereto.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	The exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Integrated Wellness Acquisition Corp

By:	/s/ Steven Schapera
Name: Steven Schapera
Title: Chief Executive Officer

Dated: February 16, 2023